SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number: 000-21742

Acergy S.A.

(Translation of registrant’s name into English)

200 Hammersmith Road

London, W6 7DL

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Attached herewith as Exhibit 99.1 is a press release, dated April 14, 2010 whereby Acergy S.A. (the “Company”) announced results for the first quarter which ended on February 28, 2010.

Highlights

•	Revenue from continuing operations was $576 million (Q1 2009: $503 million)

•	Income from continuing operations was $53 million (Q1 2009: $39 million)

•	Strong cash and cash equivalents position of $667 million (November 30, 2009: $908 million)

•	Acquisition of Acergy Borealis, a versatile high specification deepwater ship, at a favourable price

•	Awarded three year DSVi contract in the North Sea

Financial Summary

	Three Months Ended
In $ millions, except share and per share data	Feb.28.10 Unaudited	Feb.28.09 Unaudited
Revenue from continuing operations	575.8	503.1
Gross profit	147.0	114.8
Net operating income from continuing operations	100.8	71.3
Income before taxes from continuing operations	76.0	61.5
Taxation	(23.4)	(22.4)
Income from continuing operations	52.6	39.1
Net income from discontinued operations	5.0	1.9
Net income – total operations	57.6	41.0
Per share data (diluted)
Earnings per share - continuing operations	0.23	0.19
Earnings per share - discontinued operations	0.03	0.01
Earnings per share - total operations	0.26	0.20
Weighted average number of common shares and common share equivalents outstanding (m)	184.4	183.4

Operating Review

First Quarter

Territory 1:

Acergy Northern Europe and Canada – Revenue from continuing operations for the first quarter was $90.6 million (Q1 2009: $138.1 million) reflecting lower activity levels, as anticipated, in an ongoing challenging market environment and fewer projects in installation phase, partly offset by good operational progress on DONG Siri and Deep Panuke and the completion of the Maersk Lochranza Project. Net operating loss from continuing operations for the quarter was $1.4 million (Q1 2009: net operating income of $1.5 million) reflecting lower activity levels due to current market conditions and lower vessel utilisation. Commercial negotiations regarding claims and variation orders on the Marathon Volund Project continue.

Acergy Asia and Middle East – Revenue from continuing operations for the first quarter was $87.4 million (Q1 2009: $47.1 million) reflecting good progress on the Pluto and BHP Pyrenees Projects. Net operating income from continuing operations for the quarter was $20.7 million (Q1 2009: $12.6 million) reflecting good performance on the Pluto and BHP Pyrenees Projects, together with an improved contribution from the SapuraAcergy joint venture.

Territory 2:

Acergy Africa and Mediterranean – Revenue from continuing operations for the first quarter was $341.7 million (Q1 2009: $228.0 million) reflecting continued good operational progress on a number of major projects: Block 15, Angola LNG, EPC4A, and PazFlor and a good contribution from Sonamet, which remained fully consolidated during the quarter although classified as an asset held for sale. Net operating income from continuing operations for the quarter was $91.0 million (Q1 2009: $37.0 million) reflecting good operational and project performance across the project portfolio, including Block 15, EPC4A, Angola LNG, PazFlor and Sonamet, and good utilisation of Acergy Polaris, which was in dry-dock for part of the first quarter of fiscal year 2009.

Acergy North America and Mexico – Revenue from continuing operations for the first quarter was $0.5 million (Q1 2009: $4.3 million). Net operating loss from continuing operations for the quarter was $3.7 million (Q1 2009: net operating income of $4.6 million) reflecting the segment’s operating cost base which was not covered by project activity.

Acergy South America - Revenue from continuing operations for the first quarter was $54.9 million (Q1 2009: $85.3 million) reflecting anticipated lower activity levels due to the prior completion of the Frade SURF Project partly offset by the four ships on long-term service agreements to Petrobras, which achieved full utilisation during the quarter and the contribution from the Roncador Manifold Project. Net operating income from continuing operations for the quarter was $5.1 million (Q1 2009: $7.5 million) reflecting lower activity levels partly offset by strong performance from Acergy Harrier, Acergy Condor, Pertinacia and Polar Queen.

Acergy Corporate:

Revenue from continuing operations for the first quarter was $0.7 million (Q1 2009: $0.3 million). Net operating loss from continuing operations for the quarter was $10.9 million (Q1 2009: net operating income of $8.1 million) primarily due to the lower utilisation of corporate vessels, including Acergy Discovery, Acergy Eagle due to dry-dock during the quarter, the fire on Acergy Falcon while in dry-dock, as well as higher professional fees arising from legal restructuring and organisational optimisation, partially offset by a strong contribution from the SHL joint venture and a modest contribution from NKT Flexibles.

Discontinued operations

Net income from discontinued operations for the first quarter was $5.0 million (Q1 2009: $1.9 million) due to the positive contribution from the Mexilhao Trunkline Project.

Asset Development

In December, Acergy announced the acquisition of Acergy Borealis, a versatile deepwater ship for operations in challenging and harsh environments worldwide. Final completion and operational delivery of the ship is scheduled for the first half of 2012. Total costs, upon delivery, are expected to be less than $500m, which will be funded entirely from the Company’s existing cash resources.

The Sonamet joint venture remained fully consolidated as at February 28, 2010 although it continues to be classified as ‘Assets held for sale’. After the completion of the sale and transfer of shares the business will be deconsolidated from Acergy’s financials and its future results will be reported as share of results of associates and joint ventures.

During the quarter, a fire occurred on Acergy Falcon while in dry-dock. No material impact on earnings is expected, although the vessel was not available for work during the quarter.

Financial Review

First Quarter

Revenue from continuing operations for the first quarter was $576 million (Q1 2009: $503 million) primarily reflecting good activity levels in West Africa and Asia Pacific partly offset by lower activity levels in the North Sea and Brazil.

Gross profit was $147 million (Q1 2009: $115 million) reflecting higher activity levels and strong operating performance driven by good project execution, particularly in West Africa and Asia Pacific.

Administrative expenses were $64 million (Q1 2009: $53 million) due to higher professional fees arising from legal restructuring and organisational optimisation and the effect of foreign currency translation.

Acergy’s share of results of associates and joint ventures was $18 million (Q1 2009: $10 million) reflecting a strong contribution from Seaway Heavy Lifting, an improved positive contribution from SapuraAcergy and a positive albeit lower contribution from NKT Flexibles.

Other gains and losses were a loss of $20 million (Q1 2009: loss of $2 million) primarily reflecting the effect of foreign exchange translation on short-term Euro inter-company and cash balances and realised hedging losses arising from the weakened Euro in the quarter.

Income before taxes from continuing operations for the first quarter was $76 million (Q1 2009: $62 million) reflecting good operational performance, a higher contribution from associates and joint ventures and good vessel utilisation. This was partly offset by lower activity levels in the North Sea and Brazil, higher administrative expenses and other losses arising from foreign exchange movements.

Taxation for the quarter was $23 million (Q1 2009: $22 million) resulting in an effective tax rate for the quarter of 31% (Q1 2009: 36%) reflecting the current geographical portfolio mix of our business. The underlying effective tax rate for the Group was 36% in the quarter. During the reporting period resolution of a number of ongoing audits were achieved. As a consequence certain provisions were released in the quarter.

Income from continuing operations for the first quarter was $53 million (Q1 2009: $39 million). Net income from total operations for the first quarter was $58 million (Q1 2009: $41 million).

The cash and cash equivalents position at the quarter end was $667 million (November 30, 2009: $908 million) reflecting working capital outflows and the initial capital expenditure on Acergy Borealis, which will be funded entirely from the Company’s existing cash resources. Deferred revenue at the quarter end stood at $232 million (November 30, 2009: $280 million).

At February 28, 2010, Acergy S.A. held directly 10,741,750 treasury shares representing 5.51% of the total number of issued shares, as well as indirectly holding 879,121 treasury shares, representing 0.45% of the total number of issued shares. Total shares in issue were 194,953,972, including treasury shares.

Backlog

Backlog for continuing operations as at February 28, 2010 was approximately $2.5 billion, of which approximately $1.3 billion is expected to be executed in the fiscal year 2010. This backlog figure does not include the backlog relating to associates and joint ventures.

In $ millions as at:	Feb.28.10	Nov.30.09	Feb.28.09
Backlog (1)	2,469	2,848	2,432
Pre-Backlog (2)	309	249	75

(1)	Backlog excludes amounts related to discontinued operations as of Feb.28.10: $25 million, Nov.30.09: $43 million, Feb.28.09: $86 million
(2)	Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements

Trading Outlook

A stronger oil price and more stable macro environment are inspiring greater confidence in our industry. We have continued to see increased tendering activity worldwide. However, for shorter-term SURF work, particularly in the UK North Sea and the Gulf of Mexico, the pricing environment remains competitive.

We see more activity in the Conventional market in West Africa this year and we expect this market to continue to remain strong in the short and medium-term.

A number of the major SURF contracts, delayed during 2009, are expected to come to market award in the next few months. The offshore installation phase of most of these new SURF projects is expected to commence beyond 2011.

The trend will be for SURF projects to continue to increase in size and complexity which will contribute to substantial industry growth in the medium-term. Acergy is well placed to combine our competitive strengths of high calibre engineering and project management skills with our high quality assets to capture these future growth opportunities.

ACERGY S.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

(In $ millions, except share and per share data)

	Three Months Ended
	Feb.28.10 Unaudited	Feb.28.09 Unaudited
Revenue from continuing operations	575.8	503.1
Operating expenses	(428.8)	(388.3)

Gross profit	147.0	114.8

Administrative expenses	(63.8)	(53.3)
Net other operating (loss) / income	(0.1)	0.1
Share of results of associates and joint ventures	17.7	9.7

Net operating income from continuing operations	100.8	71.3

Investment income	2.4	1.8
Other gains and losses	(19.6)	(1.9)
Finance costs	(7.6)	(9.7)

Income before taxes from continuing operations	76.0	61.5

Taxation	(23.4)	(22.4)

Income from continuing operations	52.6	39.1
Net income from discontinued operations	5.0	1.9

Net income	57.6	41.0

Net income attributable to:
Equity holders of parent	47.5	37.3
Non controlling interest	10.1	3.7

Net income	57.6	41.0

PER SHARE DATA
Earnings per share
Basic
Continuing operations	0.23	0.19
Discontinued operations	0.03	0.01

Net earnings	0.26	0.20

Diluted
Continuing operations	0.23	0.19
Discontinued operations	0.03	0.01

Net earnings	0.26	0.20

Weighted average number of common shares and common share equivalents outstanding (m)
Basic	183.3	182.8
Diluted	184.4	183.4

SELECTED INFORMATION - CONTINUING OPERATIONS
Cash outflows for capital expenditures	151.8	56.5
Depreciation and amortisation	30.6	30.5
Impairment	3.8	—

ACERGY S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In $ millions)

	As at Feb.28.10 Unaudited	As at Nov.30.09 Audited(1)	As at Feb.28.09 Unaudited
ASSETS
Non-current assets
Intangible assets	10.8	9.4	3.8
Property, plant and equipment	940.5	821.8	899.3
Interest in associates and joint ventures	193.2	190.3	144.2
Advances and receivables and other non-current assets	64.5	49.3	48.5
Deferred tax assets	19.3	19.3	39.8

Total non-current assets	1,228.3	1,090.1	1,135.6

Current assets
Inventories	22.7	22.4	38.0
Trade and other receivables	281.4	297.9	324.5
Other current assets	20.7	38.7	45.5
Assets held for sale	267.6	263.6	1.1
Other accrued income and prepaid expenses	267.0	212.8	237.0
Cash and cash equivalents(2)	667.1	907.6	677.6

Total current assets	1,526.5	1,743.0	1,323.7

Total assets	2,754.8	2,833.1	2,459.3

EQUITY
Capital and reserves attributable to equity holders
Issued share capital	389.9	389.9	389.9
Own shares	(220.4)	(222.6)	(228.8)
Paid in surplus	504.9	503.9	500.2
Equity reserve	110.7	110.7	110.7
Translation reserve	(65.1)	(12.0)	(85.4)
Other reserves	(79.6)	(60.1)	(80.9)
Retained earnings	404.3	358.2	195.5

Equity attributable to equity holders of the parent	1,044.7	1,068.0	801.2
Non controlling interest	39.7	31.2	17.2

Total equity	1,084.4	1,099.2	818.4

LIABILITIES
Non-current liabilities
Non-current portion of borrowings	420.4	415.8	413.0
Retirement benefit obligation	24.2	27.2	20.4
Deferred tax liabilities	49.9	49.9	56.1
Other non-current liabilities	27.2	19.8	69.9

Total non-current liabilities	521.7	512.7	559.4

Current liabilities
Trade and other payables	587.7	624.1	620.9
Current tax liabilities	88.4	97.9	101.5
Current portion of borrowings	4.9	—	4.8
Liabilities directly associated with assets held for sale	174.1	174.9	—
Other current liabilities	61.2	44.5	82.1
Deferred revenue	232.4	279.8	272.2

Total current liabilities	1,148.7	1,221.2	1,081.5

Total liabilities	1,670.4	1,733.9	1,640.9

Total equity and liabilities	2,754.8	2,833.1	2,459.3

(1)	These figures have been extracted from the Audited Consolidated Financial Statements for 2009.
(2)	As at February 28, 2010 cash balances of $667.1 million exclude $87.2 million relating to Sonamet which as at this date is classified as an asset held for sale.

ACERGY S.A. AND SUBSIDIARIES

STATEMENT OF MOVEMENT OF RETAINED EARNINGS

FOR THREE MONTHS ENDED FEBRUARY 28, 2010

(In $ millions)

Balance, November 30, 2009	358.2
Net income for three months ended February 28, 2010	47.5
Loss on sale of own shares	(1.4)

Balance, February 28, 2010	404.3

ACERGY S.A. AND SUBSIDIARIES

EARNINGS PER SHARE CALCULATION

(In $ millions, except share and per share data)

	Three Months Ended
	February 28, 2010	February 28, 2009
Net income attributable to equity holders	47.5	37.3
Income from discontinued operations	(5.0)	(1.9)

Net income from continuing operations	42.5	35.4
Interest expense on convertible note	7.6	7.3

Adjusted net income from continuing operations including convertible note	50.1	42.7

Weighted-average number of common shares:
Basic number of shares	183,273,855	182,840,184

Diluted number of shares	184,416,056	183,412,182
Convertible note dilutive effect	22,016,733	21,258,503

Total diluted number of shares	206,432,789	204,670,685

BASIC
Continuing operations	$0.23	$0.19
Discontinued operations	$0.03	$0.01

Net Earnings	$0.26	$0.20

DILUTED excluding convertible note
Continuing operations	$0.23	$0.19
Discontinued operations	$0.03	$0.01

Net Earnings	$0.26	$0.20

DILUTED including convertible note
Continuing operations	$0.24	$0.21
Discontinued operations	$0.03	$0.01

Net Earnings	$0.27	$0.22

•

For the three months ended February 28, 2010 the effect of inclusion of the convertible loan note is to increase the diluted EPS from $0.26 to $0.27. This is said to be anti-dilutive and is therefore not included in the calculation.

ACERGY S.A. AND SUBSIDIARIES

SEGMENTAL ANALYSIS

(In $ millions)

The Group has six reportable segments based on the geographic distribution of its activities as follows: Acergy Northern Europe and Canada (NEC) includes all activities in Northern Europe and Eastern Canada; Acergy Asia and Middle East (AME) includes all activities in Asia Pacific, India and the Middle East and including the SapuraAcergy joint venture, Acergy Africa and Mediterranean (AFMED) covers activities in Africa and the Mediterranean; Acergy North America and Mexico (NAMEX) includes all activities in the United States, Mexico, Central America and Western Canada; Acergy South America (SAM) incorporates activities in South America and the islands of the southern Atlantic Ocean, Acergy Corporate (Corporate) includes all activities that serve more than one region. These include the activities of the SHL and NKT joint ventures. Also included are assets which have global mobility including construction and flowline support ships, ROVs and other mobile assets that are not attributed to any one segment; management of offshore personnel; captive insurance activities; Management and corporate services provided for the benefit of all of the Group’s businesses.

Three months ended February 28, 2010	Territory 1		Territory 2			Acergy Corporate	Total – Continuing operations
(In $ millions)	Acergy NEC	Acergy AME	Acergy AFMED	Acergy NAMEX	Acergy SAM
Revenue(1)	90.6	87.4	341.7	0.5	54.9	0.7	575.8
Net operating (loss) / income	(1.4)	20.7	91.0	(3.7)	5.1	(10.9)	100.8
Investment income							2.4
Other gains and losses							(19.6)
Finance costs							(7.6)

Net income before taxation from continuing operations							76.0

Three months ended February 28, 2009	Territory 1		Territory 2			Acergy Corporate	Total – Continuing operations
(In $ millions)	Acergy NEC	Acergy AME	Acergy AFMED	Acergy NAMEX	Acergy SAM
Revenue(1)	138.1	47.1	228.0	4.3	85.3	0.3	503.1
Net operating income	1.5	12.6	37.0	4.6	7.5	8.1	71.3
Investment income							1.8
Other gains and losses							(1.9)
Finance costs							(9.7)

Net income before taxation from continuing operations							61.5

(1)

Two clients each individually accounted for more than 10% of the Group's revenue from continuing operations for the three months ended February 28, 2010. The revenue from these clients was $236 million and was attributable to Acergy AFMED. Three clients each individually accounted for more than 10% of the Group’s revenue from continuing operations for the three months ended February 28, 2009. The revenue from these clients was $227 million and was attributable to Acergy AFMED, Acergy NEC and Acergy SAM.

The following information, attached herewith as Exhibit 99.2, was used by the Company in connection with the earnings presentation for the first quarter which ended on February 28, 2010.

Highlights
Very strong first quarter performance:
Continuing operations:
Revenue of $576 million
Net income of $53 million
Diluted EPS of $0.23
Factors contributing to this performance:
Our project teams have delivered outstanding execution on several major contracts around the world
Conventional activity has continued to strengthen in West Africa
Good contribution from our joint ventures
Successful result from claims and variation orders on ongoing projects

Guidance for fiscal year 2010 reiterated
Continuing operations:
Revenue in line with 2009
Emerging factors for consideration for 2010 margin:
Strength of the Q1 2010 results
Conventional activity in West Africa continued to strengthen
Strong contribution from our joint ventures expected
Expectation of continued excellent execution
Pricing environment for shorter-term work in the UK North Sea remains very competitive
Impact of further delays in contract awards, beyond our current positive sentiment towards shorter-term work in UK North Sea or Conventional work in West Africa
2010 Guidance

Stronger oil price and more stable macro environment inspiring greater confidence in industry
SURF market:
Increased tendering activity worldwide
Encouraged that certain major SURF contracts, delayed during 2009, are expected to come to market award
Given the size and complexity of these new major SURF projects –
offshore installation expected to commence beyond 2011
Pricing environment for shorter-term work, particularly in UK North Sea and Gulf of Mexico, remains very competitive
Conventional market in West Africa:
Continues to strengthen - anticipate more activity at good margins
Expect to remain strong in short and medium-term
Acergy’s substantial local presence a competitive strength
Medium-term fundamentals remain strong

Focused investment in our people and assets has served Acergy well
Successfully managed our cost base without compromising our long-
term strategy
Invested in our assets, including acquisition of Acergy Borealis
Clear and focused strategy – growth expected to be driven by global
SURF market while Conventional market in West Africa remains strong
Well placed to combine our competitive strengths of high calibre engineering and project management skills, together with our high quality assets to capture future growth opportunities
Well positioned to capture growth opportunities

Financial Highlights
Three -Months Ended
In $ millions, except share and per share data
Feb.28,
2010
Unaudited
Feb.28,
2009
Unaudited
Continuing operations:
Revenue
575.8 503.1
Gross profit 147.0 114.8
Net operating income 100.8 71.3
Taxation (23.4) (22.4)
Income – continuing operations 52.6 39.1
Net income – discontinued operations 5.0 1.9
Net income 57.6 41.0
Earnings per share – diluted
Continuing operations 0.23 0.19
Discontinued operations 0.03 0.01
Net earnings 0.26 0.20
Weighted average number of common shares and common
share equivalents outstanding - diluted
184.4m 183.4m

Regional Performance – continuing operations
Territory 1 - Acergy Northern Europe and Canada
First Quarter 2010:
As expected, lower activity levels during the quarter in an ongoing challenging market environment and fewer projects in installation phase
Good operational progress on DONG Siri and Deep Panuke Projects and completion of Maersk
Lochranza Project
Lower utilisation of regional vessels
Commercial negotiations on Marathon Volund Project continue
Quarter ended Feb.28
$m
91
(1)
2
138
Q110 Q109
Revenue Net operating
(loss) / income

Regional Performance – continuing operations
Territory 1 - Acergy Asia and Middle East
21
87
13
47
Revenue Net operating income
Q110 Q109
First Quarter 2010:
Good operational progress on Pluto and BHP Pyrenees Projects
SapuraAcergy JV delivered an improved positive contribution
Quarter ended Feb.28
$m

Regional Performance – continuing operations
Territory 2 - Acergy Africa and Mediterranean
228
37
91
342
Revenue Net operating income
Q110 Q109
First Quarter 2010:
Excellent progress on a number of major projects: Block 15, Angola LNG, EPC4A and PazFlor, together with a good contribution from Sonamet, which remained fully consolidated during the quarter
Good utilisation of regional vessels, including Acergy Polaris which was in planned dry-dock
for part of Q1 2009
Quarter ended Feb.28
$m

Regional Performance – continuing operations
Territory 2 - Acergy North America and Mexico
1
(4)
5
4
Revenue Net operating (loss) /
income
Q110 Q109
First Quarter 2010:
Absence of active projects resulted in the segment’s operating cost base not being covered by project activity
Quarter ended Feb.28
$m

Regional Performance – continuing operations
Territory 2 - Acergy South America
5
55
8
85
Revenue Net operating income
Q110 Q109
First Quarter 2010:
Anticipated lower activity levels partly offset by Roncador Manifold Project
Four ships on long-term service arrangements achieved full utilisation
Quarter ended Feb.28
$m

Regional Performance – continuing operations
Corporate
1
(11)
8
0
Q110 Q109
First Quarter 2010:
Lower utilisation of corporate vessels due to dry-docks and fire on Acergy Falcon
Higher professional fees arising from legal restructuring and organisational optimisation
Partially offset by a strong contribution from Seaway Heavy Lifting and lower contribution from NKT Flexibles
Revenue Net operating
(loss) / income
Quarter ended Feb.28
$m

In $ millions Three-Months Ended
February 28, 2010
Unaudited
Net income – total operations
57.6
Depreciation and amortisation and Impairment
Other changes in operating assets and liabilities
Other non cash items
Other changes in working capital
34.4
(101.6)
(40.6)
(40.9)
Net cash used in operating activities (91.1)
Capital expenditure
Payment for intangible assets
Proceeds from sale of assets (net of costs of sale)
Advances to associates & JVs
Dividends from associates & JVs
Increase in investment in non-consolidated JVs
(151.8)
(4.0)
0.8
-
-
-
Net cash used in investing activities (155.0)
New borrowings
Exercise of share options
Interest paid on convertible loan note
Dividends paid to shareholders
Dividends paid to minority interests
Increase in bank overdrafts
3.8
0.8
-
-
-
4.9
Net cash generated from financing activities 9.5
Effect of exchange rate changes on cash (20.3)
Change in cash and cash equivalents  (256.9)
Cashflow Highlights

Balance Sheet Highlights
In $ millions as at
February
28, 2010
Unaudited
November
30, 2009
Audited
(1)
February
28, 2009
Unaudited
Property, plant and equipment
940.5 821.8
899.3
Interest in associates and joint ventures
193.2 190.3
144.2
Trade and other receivables
281.4 297.9
324.5
Assets held for sale
267.6 263.6
1.1
Other accrued income and prepaid expenses
267.0 212.8
237.0
Cash and cash equivalents
(2)
667.1 907.6
677.6
Other assets
138.0 139.1
175.6
Total assets
2,754.8 2,833.1
2,459.3
Total equity
1,084.4 1,099.2
818.4
Non-current portion of borrowings
420.4 415.8
413.0
Trade and other payables
587.7 624.1
620.9
Deferred revenue
232.4 279.8
272.2
Current tax liabilities
88.4 97.9
101.5
Liabilities directly associated with assets held for sale
174.1 174.9
-
Other liabilities
167.4 141.4
233.3
Total liabilities
1,670.4 1,733.9
1,640.9
Total equity and liabilities
2,754.8 2,833.1
2,459.3
(1)
These figures have been extracted from the Audited Consolidated Financial Statements for 2009.
(2)
As at February 28, 2010 cash balances of $667.1 million exclude $87.2 million relating to Sonamet which as at this date is classified as an asset held for sale.

Major Project Progression
Continuing Projects >$100m, between 5% and 95% complete as at February 28, 2010
- excl. long-term ship charters
0% 20% 40% 60% 80% 100%
Gumusut (Malaysia)
Pluto (Australia)
Deep Panuke (Canada)
Block 17/18 (Angola)
ALNG (Angola)
PazFlor (Angola)
EPC4A (Nigeria)
Block 15 (Angola)
Moho Bilondo (Congo)
Acergy AFMED Acergy NEC Acergy AME SapuraAcergy JV

Backlog by Service Capability
SURF
58%
Backlog analysis – continuing operations
Backlog by Award Date
2008
36%
2009
48%
2010
1%
<2007
15%
Backlog by Execution Date
2011
32%
2012+
16%
2010
52%
In $ millions as at: Feb.28.10 Nov.30.09 Feb.28.09
Backlog
(1)
2,469 2,848 2,432
Pre-Backlog
(2)
309 249 75
(1)
Backlog excludes amounts related to discontinued operations as of Feb.28.10: $25 million, Nov.30.09: $43 million, Feb.28.09: $86 million
(2)
Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements
IMR/
Survey
4%
Conventional
38%
Backlog by Segment
NEC
13%
SAM
20%
AFMED
64%
AME
3%

Segmental Analysis – continuing operations
Territory 1 Territory 2 For the three months
ended Feb.28.10
In $ millions
Acergy
NEC
Acergy
AME
Acergy
AFMED
Acergy
NAMEX
Acergy
SAM
Acergy
Corporate
Total –
continuing
operations
Revenue 90.6 87.4 341.7 0.5 54.9 0.7 575.8
Net operating (loss) / income (1.4) 20.7 91.0 (3.7) 5.1 (10.9) 100.8
   Investment income 2.4
   Other gains and losses (19.6)
   Finance costs (7.6)
Net income before taxation from continuing operations  76.0

Territory 1 Territory 2 For the three months
ended Feb.28.09
In $ millions
Acergy
NEC
Acergy
AME
Acergy
AFMED
Acergy
NAMEX
Acergy
SAM
Acergy
Corporate
Total –
continuing
operations
Revenue 138.1 47.1 228.0 4.3 85.3 0.3 503.1
Net operating income  1.5 12.6 37.0 4.6 7.5 8.1 71.3
    Investment income 1.8
    Other gains and losses (1.9)
    Finance costs (9.7)
Net income before taxation from continuing operations 61.5

Positive contribution from the Mexilhao Trunkline Project
Regional Performance – discontinued operations
Discontinued Operations
7
35
5
32
Revenue Net operating income
Q110 Q109
Quarter ended Feb.28
$m

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 33-85168, No. 333-09292, No. 333-74321, No. 333-124983 and No. 333-124997) and our Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof. The attached press release and earnings presentation shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release and earnings presentation furnished pursuant to this Form 6-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” “should,” “seek,” and similar expressions. These statements include, but are not limited to, statements as to the approximate value of the awarded contracts, continued commercial negotiations relating to the Marathon Volund Project, the timing of the final completion and operational delivery of Acergy Borealis, the impact on earnings resulting from the fire on Acergy Falcon, expectations regarding our backlog and pre-backlog and statements contained in the “Trading Outlook” section, including our visibility for 2010, the anticipation of increased activity in the Conventional market in West Africa, the anticipation that delayed major SURF contracts will come to market and the timing of the offshore installation phase of such projects, the increase in tendering activity in the North Sea and the Gulf of Mexico, the expectation that the Conventional market in West Africa will remain very strong in the medium-term, the expectation for SURF contracts to increase in size and complexity in the medium-term and our ability to capture future growth opportunities. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACERGY S.A.

Date: April 14, 2010	By:	/s/ Jean Cahuzac
	Name:	Jean Cahuzac
	Title:	Chief Executive Officer

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release dated April 14, 2010 Announcing First Quarter Results.

Exhibit 99.2	Earnings Presentation for First Quarter ended February 28, 2010.